Exhibit 99.1

Cascades Broadens its Market Presence in Ontario

April 2, 2012 – Kingsey Falls, Quebec - Cascades Inc. (TSX: CAS), a leader in the recovery and the manufacturing of green packaging and tissue paper products, announces today that its Norampac division has acquired Bird Packaging Limited’s converting and storage facilities located in Guelph, Kitchener and Windsor, in Ontario. The financial terms of the transaction have not been disclosed.

According to Marc-André Dépin, President and Chief Executive Officer of Norampac, “This acquisition is beneficial to Norampac and Cascades as it will allow us to broaden our market reach in Ontario by integrating plants that benefit from an excellent reputation amongst their customers. In addition to a well-established customer base, Bird also has state-of-the-art equipment, a team of skilled people and a vast line of products and services that complement Norampac’s product offering”.

This investment is part of Norampac’s development strategy which aims at expanding its geographical presence in Ontario and relying on productive assets. Furthermore, Bird’s packaging products represent a compelling add-on to Norampac’s portfolio and will increase our competitiveness with an improved product offering.

“Our goal is to innovate and react promptly to our customers’ needs by offering innovative packaging solutions. The addition of Bird’s production plants to Norampac’s assets, in line with our strategic plan, will help us to reach our target with the expansion of our spectrum of products and services in terms of corrugated, high standards of printing and packaging solutions, just to name a few”, added Mr. Dépin.

Founded in 1975, Bird Packaging Limited is a family-owned business which employs 130 employees. It specializes in the fabrication of corrugated boxes of all sizes and grades, floor displays and products with high standards of printing.

About Cascades

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs close to 12,000 men and women, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

For further information:

Media

Hubert Bolduc

Vice-President, Public Affairs and Communications

Cascades Inc.

514 912-3790

Investors

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

514 282-2697

Source: Marc-André Dépin President and Chief Executive Officer Norampac, a Division of Cascades Canada ULC